EURO TECH HOLDINGS COMPANY LIMITED

18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road
Hong Kong SAR, China

Dated: October 29, 2025

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 26, 2025

To the Shareholders of Euro Tech Holdings Company Limited:

Notice is hereby given that the annual meeting of shareholders of Euro Tech Holdings Company Limited (the "Company") will be held at the Charterhouse Causeway Bay, 209-219 Wanchai Road, Hong Kong on November 26, 2025 at 4:00 p.m. local time. The purpose of the meeting is to:

1. elect seven persons to the Company's Board of Directors until the next annual meeting of shareholders or until their respective successors are duly elected and qualified as provided in the Company's Memorandum and Articles of Association;

2. consider and vote upon a proposal to adjourn the annual meeting if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting; and

3. transact any other business properly before the annual meeting.

You can find more information about each of these items, including the nominees for director, in the enclosed proxy statement.

This Notice of Annual General Meeting of Shareholders, the proxy statement and a copy of the Company's 2024 annual report are also available through our website at http://www.euro-tech.com, as well as the SEC's EDGAR system on its home page at www.sec.gov.

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY TO THE COMPANY IN THE ENVELOPE PROVIDED. RETURNING THE PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING.

By Order of the Board of Directors

/s/ Jerry Wong
Jerry Wong, Secretary

EURO TECH HOLDINGS COMPANY LIMITED
PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 26, 2025

October 29, 2025

The Board of Directors is soliciting proxies for this annual meeting of shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. PLEASE READ IT CAREFULLY.

The Board has set October 23, 2025 as the record date for the meeting. Shareholders who owned the Company's ordinary shares on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 7,546,217 ordinary shares of the Company eligible to vote (the number of the Company's issued and outstanding less the number of non-voting shares treasury shares held by the Company) on October 23, 2025.

Voting materials, which include this proxy statement and the proxy card are enclosed. The Notice of Annual General Meeting of Shareholders, this proxy statement and a copy of the Company's annual report on Form 20-F for its fiscal year ended December 31, 2024 (filed with the Securities and Exchange Commission on April 30, 2025) are also available through our website at http://www.euro-tech.com and the SEC's EDGAR system on its home page at www.sec.gov.

In this proxy statement "we" and the "Company" mean Euro Tech Holdings Company Limited.

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND ANNUAL MEETING

Q: WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY CARD?

A: You are receiving a proxy statement and proxy card from us because you own ordinary shares of Euro Tech Holdings Company Limited. This proxy statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the proxy card, you appoint T.C. Leung and Jerry Wong as your representatives at the meeting. T.C. Leung and Jerry Wong will vote your shares, as you have instructed them in the proxy card, at the meeting. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the meeting, it is a good idea to complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and certain issues come up for a vote at the meeting that is not identified on the proxy card, T.C. Leung and Jerry Wong will vote your shares, under your proxy, in accordance with their best judgment.

Q: WHAT MATTERS WILL BE VOTED ON AT THE MEETING?

A: You are being asked to vote on the election of seven members to the Company's Board of Directors and a proposal to adjourn the annual meeting under certain circumstances in the discretion of the Company's management. We have described all of these matters more fully below in this proxy statement.

Q: HOW DO I VOTE?

A: You may vote either by mail or in person at the annual meeting. To vote by mail, complete and sign the enclosed proxy card and mail it in the enclosed, prepaid addressed envelope. If you mark your proxy card to indicate how you want your shares voted on each proposal, your shares will be voted as you instruct.

If you want to vote in person, please come to the meeting. We will be passing out written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of your broker (or in what is usually referred to as "street name"), you will need to arrange to obtain a proxy card from your broker in order to vote in person at the meeting.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A: It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers. Please sign and return ALL proxy cards to ensure that all your shares are voted.

Q: IF I HOLD SHARES IN THE NAME OF A BROKER, WHO VOTES MY SHARES?

A: We provide each brokerage firm listed in our records as an owner of our ordinary shares with a sufficient number of copies of this proxy statement and annual report so that the brokerage firm can forward copies to the actual owners of the shares. If you received this proxy statement from your broker, your broker should have provided you with instructions for giving your broker directions as to how to vote your shares. It will then be your broker's responsibility to vote your shares for you in the manner you direct.

We encourage you to provide directions to your broker as to how you want he or she to vote your shares on each of the matters to be brought before the annual meeting. You should do this by very carefully following the instructions your broker gives you concerning your broker's procedures. This ensures that your shares will be voted at the meeting.

Q: WHAT IF I CHANGE MY MIND AFTER I RETURN MY PROXY?

A: If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy with a later date and returning that proxy to the Company,
- sending notice to the Company that you are revoking your proxy, or voting in person at the annual meeting.

You should send any later dated proxy or notice of revocation to: Euro Tech Holdings Company Limited, c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong SAR, China, Attention: Jerry Wong, Secretary.

If you hold your shares in the name of your broker, you will need to contact your broker to revoke your proxy.

Q: HOW MANY VOTES DO WE NEED TO HOLD THE MEETING?

A: A majority of the shares that were outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Shares are counted as present at the meeting if the shareholder either:

- is present and votes in person at the meeting,
- or has properly submitted a signed proxy form or other proxy.

Abstentions will be counted as present at the meeting. If a brokerage firm indicates that it does not have authority to vote any of the shares held in its name on a particular proposal, then those shares will not be considered "entitled to vote" and will not be counted as present for purposes of determining whether there is a quorum for consideration of that proposal.

Q: WHAT OPTIONS DO I HAVE IN VOTING ON EACH OF THE PROPOSALS?

A: You may vote "for," "withhold authority" to vote for all director nominees as a group, or to vote for all director nominees except those you specify, as to the election of directors. You may vote "for," "against," or "abstain" on the proposal to adjourn the annual meeting.

Q: HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

A: For each director nominee to be elected to the Board of Directors, each director nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and did not withhold authority.

Q: HOW ARE VOTES COUNTED?

A: Voting results will be tabulated and certified by our transfer agent, Equiniti Trust Company, LLC.

Q: WHERE DO I FIND THE VOTING RESULTS OF THE MEETING?

A: We will announce preliminary voting results at the meeting. We will file a Report on Form 6-K to announce the results. We will file that report with the Securities and Exchange Commission ("SEC"), and you can get a copy by contacting the SEC or through the SEC's EDGAR system on its home page at www.sec.gov.

Q: WHO BEARS THE COST OF SOLICITING PROXIES?

A: The Company will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors, or employees of the Company or its subsidiaries may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. The Company also reimburses brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

PROPOSAL 1
ELECTION OF DIRECTORS

At the annual meeting, seven directors will be elected to serve until the next annual meeting of Shareholders or until each of their respective successors has been duly elected and qualified as provided in the Memorandum and Articles of Association.

Unless otherwise indicated on the proxy, votes pursuant to the accompanying proxy will be cast for the election of the nominees on the proxy, provided that, if any of the nominees named below shall become unavailable to serve as a director prior to the meeting have previously been represented by valid proxies shall be voted for the election of such other person as the Board may recommend in his or her place, or the number of directors to be elected shall be decreased. The Board of Directors has no reason to believe that any nominee will be unable to serve.

VOTE REQUIREMENT

T.C. Leung, David YL Leung, Jerry Wong, Alex Sham, Yi Sun, Fu Ming Chen and Janet Cheang have been nominated for election to the Board of Directors and each has consented to serve as such, if elected. All of the nominees who have been nominated for election as a director commencing at the conclusion of the annual meeting have previously been elected as a director. In order to be elected, each such nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon and were voted and not withholding authority.

The enclosed proxy gives shareholders the option to vote for, withhold authority to vote for all director nominees as a group, or to vote for all director nominees except those they specify.

THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Current Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	81	Chairman of the Board of Directors
David YL Leung	51	Director and Chief Executive Officer
Jerry Wong	66	Director and Chief Financial Officer
Alex Sham	61	Director
Yi Sun	48	Director
Fu Ming Chen	76	Director
Janet Cheang	69	Director

Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has served as the Chairman of the Board of Directors of both the Company and Far East since their respective inception. Mr. Leung also served as the Chief Executive Officer of both the Company and Far East from their respective inception until February 1, 2022. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. ("Eurotherm") between 1971 and 1992. From 1988 until his retirement in February 2005, Mr. Leung also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Master's degree in Business Administration from the University of East Asia, Macau in 1986

and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

David YL Leung has served as the Chief Executive Officer of both the Company and Far East since February 1, 2022, has served as a Director of the Company since March, 2019, and has served as the General Manager of Yixing since 2011. Mr. Leung has also served as a director of Euro Tech Global since its incorporation in 2025. Mr. Leung's responsibility as the General Manager of Yixing includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, Mr. Leung was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

Jerry Wong has served as the Chief Financial Officer and a Director of the Company since its inception. Mr. Wong also served as the Chief Financial Officer and a Director of Far East since 1994 and has been with Far East since 1987. From 1985 until 1987, Mr. Wong worked for MUA Agencies Ltd., a subsidiary of a Hong Kong publicly listed company engaged in the insurance business, as deputy manager of its secretarial, legal and accounting department. From 1981 until 1985, Mr. Wong served as a senior accountant in Price Waterhouse-Hong Kong. He is a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Certified Public Accountant in Hong Kong.

Alex Sham has been a Director of the Company since its inception. Mr. Sham joined Far East in 1988 and has been its Sales Manager since 1993 and became a Director of Far East in 1996. Mr. Sham received a Bachelor of Science in Applied Chemistry from Hong Kong Baptist University in 1990. Prior to joining Far East, Mr. Sham was employed by the Environmental Protection Department of the Hong Kong Government from 1986 until 1988. Mr. Sham received a Master's Degree in Business Administration from the University of Adelaide in 2003.

Yi Sun has been a Director of the Company since December 9, 2024. Mr. Sun serves as the Head of Accounting, Taxation and Personnel Department at Kanematsu (China) Co., Ltd (Trading) and Kanekoh Electronics (Shanghai) Co., Ltd. (Manufacturing), both of which are wholly owned subsidiaries of a Japanese company listed on Tokyo Stock Exchange. From 1997 to 2000, Mr. Sun served as the Head of Accounting and Labor Division at Devanlay Garment (Shanghai) Co., Ltd.. Mr. Sun holds a diploma in accounting profession from Shanghai LiXin University of Accounting and Finance. Mr. Sun is a Senior International Financial Manager as awarded by China Association of Chief Financial Officers and the International Financial Management Association and a Certified Senior Accountant as awarded by Shanghai Municipal Finance Bureau, Human Resources and Social Security Bureau.

Fu Ming Chen has been a Director of the Company since August 24, 2015. Mr. Chen has a background in accounting and tax. He served as the Finance and Tax Manager of Shanghai Huaxiang Woolen Dressing Co., Ltd. from 1995 to 2013. Prior to that, from 1978 to 1994, he served as the Chief Accountant at Gulu Chemical Factory, where he was a member of the senior management. He held a County Township Audit Certificate issued by Shanghai ChuanSha County People's Government from 1991 to 2001 which authorized him to carry out audit of Township and Village Enterprises in Shanghai ChuanSha County on behalf of local tax authority. He also holds a Certificate of Accounting Professional – Intermediate Level Accountant as well as a Higher Professional Education Certificate issued by Shanghai Television University.

Janet Cheang has been a Director of the Company since July 11, 2017. She is currently an independent art consultant and art dealer. She was founder and director of Metta Fine Arts Ltd., an online art gallery specializing in the promotion and trading of contemporary arts, from 2008 to 2025. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong and mainland China. From 2003 to 2007, she was founding partner and managing director of Culture Tainment Services Ltd., responsible for business and brand

development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

ADDITIONAL INFORMATION MAY BE FOUND IN THE INDICATED SECTIONS OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR OUR FISCAL YEAR ENDED DECEMBER 31, 2024 WHICH IS AVAILABLE THROUGH THE SEC'S EDGAR SYSTEM ON ITS HOME PAGE AT WWW.SEC.GOV AND ALSO AVAILABLE THROUGH OUR WEBSITE AT HTTP://WWW.EURO-TECH.COM.

TYPE OF INFORMATION	FORM 20-F REFERENCE
Information Concerning the Directors and Executive Officers of the Company	Item 6A. Directors and Senior Management
	Item 6C. Board Practices
Executive Compensation	Item 6B. Compensation
Compensation of Directors	Item 6B. Compensation
Pension Plan	Item 6B. Compensation
Certain Relationships and Related Transactions	Item 5B. Liquidity and Capital Resources Item 7B. Related Party Transactions
Voting Securities	Item 7A. Major Shareholders Item 10A. Share Capital Item 10B. Memorandum and Articles of Association.
Option Plans	Item 6B. Compensation

PROPOSAL 2
ADJOURNMENT OF ANNUAL MEETING

In the event that the number of shares present, in a person or by proxy, at the annual meeting is insufficient to constitute a quorum or to approve any of the matters identified in the notice of meeting for the annual meeting, the Board of Directors may decide to adjourn the annual meeting to permit further solicitation of proxies. If the annual meeting is adjourned, no further notice of the time and place of the adjourned meeting is required to be given to the Company's shareholders other than an announcement of such time and place at the annual meeting; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting will be given.

If the annual meeting is postponed or adjourned, at any subsequent reconvening of the annual meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the annual meeting (except for any proxies which have theretofore effectively been revoked or withdrawn). In the event that proxies are voted to adjourn the annual meeting, the persons named in the enclosed proxy form will not vote the shares represented by such proxies for or against any proposal introduced by management at any adjournment of the meeting, other than the proposals identified in the notice of meeting included with this proxy statement, without first re-soliciting proxies to vote on such proposals.

The Board of Directors recommends a vote "for" the proposal to adjourn the meeting. The affirmative vote of a simple majority of the vote of the shares entitled to vote, were voted and did not abstain is required to approve this proposal. Broker non-votes will not be counted as entitled to vote and thus not count for purposes of determining whether or not a quorum is present on this matter. So long as a quorum is present, broker non-votes will have no effect on the outcome of the vote. All proxies will be voted "for" approval of this proposal unless a shareholder specifies to the contrary on such shareholder's proxy.

In order to allow the Company's management to vote proxies received by the Company at the time of the annual meeting in favor of such an adjournment under the circumstances described above, the Company has submitted the question of adjournment as a separate matter for the consideration of vote of the shareholders.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any shareholder proposals intended to be considered for presentation at the annual meeting to be taken in 2026 (the "2026 Annual Meeting") and for inclusion in the proxy statement for the 2026 Annual Meeting must be made in writing and received by the Corporate Secretary at the Company's principal executive offices by March 30, 2026. The Company will consider only proposals it deems lawful and reasonable. Shareholders are urged to review all applicable laws, rules and, if questions arise, consult their own legal counsel before submitted a proposal to the Company.

Recommendations by shareholders for directors to be nominated at the 2026 Annual Meeting must be made in writing, with sufficient biographical and other relevant information such that an informed judgment as to the proposed nominee's qualifications can be made and be accompanied by a notarized written consent to be named in the proxy statement for the 2026 Annual Meeting, if nominated, and to serve as a director, if elected, executed by the proposed nominee. Recommendations received in proper order by the Corporate Secretary at the Company's principal executive office at least four months prior to the 2026 Annual Meeting will be referred to, and considered by, the Company's Board of Directors.

No shareholder proposals, or recommendations by shareholders for directors to be nominated were received before this annual meeting.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its majority owned subsidiaries, and a company that the Company owns a 19.4% interest in, are contained in the Company's Annual Report on Form 20-F which are available through the SEC's EDGAR system on its home page at www.sec.gov and also available through our website at http://www.euro-tech.com.

OTHER MATTERS

The Board of Directors is not currently aware of any other matter to be transacted at this annual meeting.

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ANNUAL MEETING OF SHAREHOLDERS OF

EURO TECH HOLDINGS COMPANY LIMITED

November 26, 2025

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00003333333300000000 4 112625

MANAGEMENT RECOMMENDS THAT YOU VOTE FOR PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

	FOR	AGAINST	ABSTAIN
T.C. Leung	☐	☐	☐
David Y.L. Leung	☐	☐	☐
Jerry Wong	☐	☐	☐
Alex Sham	☐	☐	☐
Yi Sun	☐	☐	☐
Fu Ming Chen	☐	☐	☐
Janet Cheang	☐	☐	☐
2. Proposal to adjourn the annual meeting in the discretion of the Company's management if adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters listed above.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person giving full title as such.

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EURO TECH HOLDINGS COMPANY LIMITED

PROXY SOLICITED BY BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints T.C. Leung and Jerry Wong and each of them, with full power of substitution, as proxies to represent the undersigned and vote all the Ordinary Shares of Euro Tech Holdings Company Limited, which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on November 26, 2025 at 4:00 p.m. local time at the Charterhouse Causeway Bay, 209-219 Wanchai Road, Hong Kong and at any adjournments thereof. Said proxies are directed to vote as instructed on the matters set forth in the proxy and otherwise at their discretion. Receipt of a copy of the notice of said meeting and proxy statement is hereby acknowledged.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

(PLEASE SIGN AND DATE THE REVERSE SIDE AND MAIL IN THE RETURN ENVELOPE TO: EQUINITI TRUST COMPANY, LLC, 6201 15th AVENUE, BROOKLYN, NEW YORK 11219-9821.)

(Continued and to be signed on the reverse side)